SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on February 13, 2015, drawn up in summary form

1.    Date, time and venue: On February 13, 2015, starting at 5:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.    Participants: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.    Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.    Resolutions:

4.1.         Nomination of Marketing Executive Officer. According to Section 21, letter d) of the Company’s Bylaws, to approve, effective as of March 1st, 2015, the replacement of the current Marketing Executive Officer, Mr. Pedro Henrique de Sá Earp, by Ms. Paula Nogueira Lindenberg, Brazilian, manager, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, bearer of the ID 28.098.031-0 - SSP/SP and enrolled with the CPF under No. 267.121.178-36.  The new executive officer will be sworn into her respective position on March 1st, 2015, upon the execution of the instrument of investiture in the proper book, at which time she will execute a statement confirming that there is no impediment to her election to the Company’s Board of Executive Officers, and the term of her mandate shall expire on July 31, 2016.

4.2.         New Board of Executive Officers Composition as of March 1st, 2015.  In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the following composition as of March 1st, 2015: (i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Nelson José Jamel, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Pedro de Abreu Mariani, as “General Counsel and Corporate Affairs Executive Officer” (iv) Mr. Alexandre Médicis da Silveira, as “Sales Executive Officer”; (v) Mr. Marcel Martins Régis, as “Soft Drinks Executive Officer”; (vi) Mr. Flávio Barros Torres, as “Industrial Executive Officer”; (vii) Mr. Vinícius Guimarães Barbosa, as “Logistics Executive Officer”; (viii) Mr. Fabio Vieira Kapitanovas, as “People and Management Executive Officer”; (ix) Ms. Paula Nogueira Lindenberg, as “Marketing Executive Officer”; and (x) Mr. Ricardo Rittes de Oliveira Silva as “Shared Services and Information Technology Executive Officer”.

5.    Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 13, 2015.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer